Exhibit 17.1

From: Mary Thompson
Sent: Thursday, September 16, 2021
To: Bryan Merryman; Brett Seabert; Andrew Berger; Jeff Geygan; Tracy D. Wojcik; Rahul Mewawalla; Sonny Allison; Frank Crail; Bill Fiske
Subject: Resignation

To the RMCF board,

Please accept my immediate resignation from the board of RMCF. I also will not go forward on the board slates for either RMCF or AB Value. While I appreciate the opportunity, I believe both parties are doing irreparable harm to the RMCF franchisees, associates and investors by not working first and foremost to reconcile and stop the proxy fight. The lack of transparency, excessive spending due to the proxy fight, conflicting agendas and misalignment of priorities is taking the company in the exact wrong direction.  The company needs and deserves better. It is my sincerest wish that you be brave enough to have conversations that matter and find resolution. If you do not correct this, it will lead to the company’s failure.

Frank, you created a wonderful thing in RMCF and in the future if I may ever be of service on the franchising side, I stand ready to serve. I wish you the very best.

Respectfully,

Mary Thompson

COO

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